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Timothy I. Kahler                                       Direct Dial:212-704-6169
timothy.kahler@troutmansanders.com                      Fax:        212-704-6288


                                                               December 29, 2005

(Via EDGAR Filing)
U.S. Securities and Exchange Commission 100 F Street, N.E.
Washington, D.C. 20549

                        Re: Cadence Resources Corporation
      Post-Effective Amendment No. 2 to Registration Statement on Form SB-2
                           Registration No. 33-110099

Ladies and Gentlemen:

      On behalf of Cadence Resources Corporation, we are filing herewith, by EDGAR transmission, Post-Effective Amendment No. 2 to Cadence's registration statement on Form SB-2, Registration No. 333-110099, with respect to the sale of shares of Cadence common stock by certain securityholders.

      Please contact the undersigned with any questions or comments pertaining to this filing.

                                            Very truly yours,

                                            /s/Timothy I. Kahler
                                            ------------------------------------
                                            Timothy I. Kahler

Attachments
cc:      Mr. William W. Deneau
         Iris K. Linder, Esq.